SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12B-25

COMMISSION FILE NUMBER  0-12183

NOTIFICATION OF LATE FILING

(Check One):    Form 10-K    _Form 11-K

 _Form 20-F    XForm 10-Q    _Form N-SAR

For Period Ended : June 30,1998

  Transition Report on Form 10-K
  Transition Report on Form 10-Q
  Transition Report on Form 20-F
  Transition Report on Form N-SAR
  Transition Report on Form 11-K

For the Transition Period Ended:


Read attached instruction sheet
before preparing form,
please print or type.

Nothing in this form shall be
construed to imply that
the commission has verified
any information contained herein.

If the notification relates to
a portion of the filing checked
above, identify the item(s)
to which the notification
relates:

PART I
REGISTRANT INFORMATION

Full name of registrant
AN-CON GENETICS, INC.
Former name if applicable
Address of principal executive offices
734 Walt Whitman Road, Suite 207
City, state and zip code
Melville, NY 11747

PART II
RULE 12-b25: (b) and (c)

If the subject report could not
be filed without unreasonable
effort or expense and the registrant
seeks relief pursuant to rule
12b-25 (b), the following should
be completed.  (check
appropriate box).

X(a)  The reasons described
in reasonable detail in Part III
of this form could not be
eliminated without unreasonable
effort or expense;

X(b) The subject annual report,
semi-annual report, transition
report, on Form 10-K, 20-F, 11-K
or Form N-SAR, or portion thereof
will be filed on or before the
15th calendar day, following the
prescribed due date; or the subject
quarterly report or transition report
on Form 10-Q, or portion thereof will
be filed on or before the fifth
calendar day following the
prescribed due date; and

   (c) The accountant's statement or
other exhibit required by Rule
12b-25 (c) has been attached
if applicable.

PART III
NARRATIVE

State below in reasonable detail
the reasons why Form 10-K, 11-K,
20-F, 10-q, N-SAR or the
transition report portion
thereof would not be filed
within the prescribed time period.
Additional time required for the filing
of the 10Q for the Quarter ended June
30, 1998 due to the preparation
of certain documents and transactions
that have not yet been consummated.


PART IV
OTHER INFORMATION

(1)  Name and telephone number of
person to contact in regard to this
notification
Andrew Makrides
(Name)
516 421-5452
(Telephone)

(2)  Have all other periodic
reports required under section 13
or 15(d)of the Securities
Exchange Act of 1934 or Section
30 of the Investment Company Act of
1940 during the preceding 12
months or for such shorter
period that the
registrant was required to file
such report(s) been filed?  If the
answer is no, identify report(s).

             XYes        No

(3)  Is it anticipated that
any significant change in results
of operations from the
corresponding period for the last
fiscal year will be reflected by
the earnings statement to be
included in the subject report or
portion thereof?
                Yes     XNo

If so: attach an explanation of
the anticipated change, both
narratively and quantitatively,
and , if appropriate, state
the reasons why a reasonable
estimate of the results cannot
be made.

AN-CON GENETICS, INC.
(Name of Registrant as specified
in Charter)

Has caused this notification
to be signed on its behalf
by the undersigned
thereunto duly authorized.

Date 8/13/98  By S/Andrew Makrides
                 President
Instruction.  The form may be
signed by an executive officer
of the registrant or by any
other duly authorized
representative.  The name and
title of the person signing the
form shall by typed or printed
beneath the signature.
If the statement is signed on
behalf of the registrant
by an authorized representative,
(other than an executive officer),
evidence shall be filed with the
form of the representative's
authority to sign on behalf of the
registrant shall be filed with the
form.




ATTENTION

Intentional misstatements or
omissions of fact constitute
Federal criminal violations (see 18
U.S.C. 1001).


GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-
25 of the General Rules and
Regulations under the Securities
Exchange Act of 1934.

2.  One signed original and four
conformed copies of this form and
amendments thereto must be
completed and filed with the
Securities and Exchange
Commission, Washington, DC 20549,
in accordance with Rule 0-3 of
the General Rules and Regulations
under the Act.  The information
contained in or filed with the
form will be made a matter of the
public record in the Commission
files.

3.  A manually signed copy of the form
and amendments thereto shall be filed
with each national securities exchange
on which any class of securities of the
registrant is registered.

4.  Amendments to the notifications
must also be filed on Form 12b-25 but
need not restate information that has
been correctly furnished.  The form
shall be clearly identified as an
amended notification.

5.  Electronic Filers. This form shall
not be used by electronic filers unable
to timely file a report solely due to
electronic difficulties.  Filers unable
to submit a report within the time
period prescribed due to difficulties
in electronic filing should comply with
either Rule 201 or Rule 202 of
Regulation S-T or apply for an
adjustment in filing date pursuant to
Rule 13(b)of Regulation S-T.